

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2012

Mary Stokes, Esq.
Blank Rome, LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103

Re: *Special Opportunities Fund, Inc.* (the "Fund")
File Nos. 811-07528 and 333-178943

Dear Ms. Stokes:

On December 7, 2011, you filed a registration statement on Form N-2 under the Investment Company Act of 1940 (the "Company Act") with respect to the Fund's issuance of transferable rights to its stockholders. On January 9, 2012, you filed the same registration statement under the Securities Act of 1933 (the "Securities Act"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Cover Page

1. On the Cover Page and elsewhere, the offering is presented as follows.[1]



This suggests a conversion ratio of 1 share of convertible preferred stock for three shares of common stock. In *The Offering – Shares outstanding after completion of the Offering* (page 5), however, the conversion is reversed (*i.e.,* three shares of convertible preferred stock for one share of common stock). Please revise the offering to consistently present the conversion of convertible preferred stock to common stock.

   a. If the conversion ratio is three shares of common stock for each share of convertible preferred stock, then please explain to us how the offering complies with Section 23(b) of

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[1] This capital structure is also presented in the sections Rights Offering of Convertible Preferred Stock (page 1) and The Offering – Dilution (page 5).

the Company Act. *See* Ass'n of Publicly Traded Inv. Funds, SEC No-Action Letter (Aug. 2, 1985); Pilgrim Reg'l Bank Shares, Inc., SEC No-Action Letter (Dec. 11, 1991).

    b. Please discuss the impact of the additional 10% issuance of shares to honor the over-subscription requests on the conversion ratio.

    c. Please explain why the Fund is not registering the transferable rights.

    d. Finally, please ensure that the share totals described in the *Shares outstanding after completion of the Offering* (page 5) are consistent with the appropriate conversion ratio.

2. In the first paragraph, please explain to us how the Fund determined the conversion price from convertible preferred stock to common stock (currently at $33.33 per share).

3. In the third full paragraph on page i, the Fund says, "your ownership <u>may</u> be diluted." (Emphasis added.) On pages 1 and 3 the Fund says, "your ownership is <u>likely</u> to be diluted." (Emphasis added.) As "may" and "likely" represent varying degrees of probability that dilution will occur, please revise these statements using consistent language.

4. On page ii, please revise the disclosure in the penultimate paragraph to be consistent with Item 1(d) of Form N-2 regarding whether the Fund will make available through its website, free of charge, the Fund's shareholder reports. If the Fund will not make these documents available through its website, free of charge, then disclose why it does not do so.

5. Please explain how the rights offering and subsequent subscription rights to the convertible preferred shares comply with Section 18(d) of the Company Act, which generally prohibits subscription rights that do not expire with 120 days after their issuance. *See Bunker Hill Income Sec., Inc.*, Fed. Sec. L. Rep. (CCH) ¶ 77,315 (Oct. 29, 1982) (discussing Section 18(d) and *Alleghany Corp.*, 37 S.E.C. 424 (Nov. 30, 1956)).

The Offering – Description of Convertible Preferred Stock (Page 3)

6. This section states "[s]hares of the Convertible Preferred Stock will have <u>identical rights, voting powers</u> . . . of the common stock." (Emphasis added.) Please revise this paragraph so it is consistent with Section 18(a)(2)(C) of the Company Act, which provides that shareholders of a class of senior equity security, such as the proffered convertible preferred stock, are entitled to special voting rights with respect to the election of two directors.

The Offering – Voting Rights (Page 4)

7. Consistent with the preceding comment, please revise this section to be consistent with Section 18(a)(2)(C) of the Company Act. Particularly the second sentence, which states "[t]he remaining Directors shall be elected by holders of common stock." Under Section 18(a)(2)(C), in addition to the special rights to elect two directors, the shareholders of the convertible preferred stock will also participate in the election of the remaining directors.

The Offering – Dilution (Page 5)

8. In this section, please provide an example of the dilution that common shareholders will experience, assuming full participation in the rights offering and conversion of all of the convertible preferred stock into common stock. The example should include both an approximation of the aggregate dilution in the change in share price as a dollar amount and as a percentage.

Fees and Expenses (Page 6)

9. Please complete the fee table.

10. Since the Fund invests in business development companies ("BDCs"), please confirm that the fees charged by the underlying BDCs are included in the AFFE calculation in the fee table.

Risks Related to this Offering – *Leveraging* (Page 11)

11. Consider providing simplified numerical examples to illustrate how the asset coverage will operate. *See* Guide 6 to Form N-2.

Risks Related to the Fund's Investments (Page 11)

12. *Other Closed-End Investment Company Securities*: The first paragraph in this section states that for purposes of voting on solicitations from underlying funds, the Fund will engage in mirror voting or seek instructions from its stockholders with regard to the matter. Please revise to include a discussion about the Fund's recently passed "standing" instruction that provides the adviser with broad discretionary authority to vote solicitations from underlying funds. Also, disclose the Division of Investment Management's position with respect to this policy.

13. The Fund's most recent Form N-Q lists an investment in Structured Life Settlement Notes. Please explain why the Fund does not discuss its investment in Structured Life Settlement Notes in this section. Also, please provide us with a detailed explanation of the accounting treatment related to the Structured Life Settlement Notes, including, but not limited to:
    a. Why valuing this type of security at cost is appropriate?
    b. How are cash flows from these investments treated?
    c. How are gains realized on this investment?
    d. Is there a secondary market for this type of security?

Convertible Preferred Stock Rights Offering – Over-Subscription Privilege (Page 19)

14. The information in this section repeats earlier disclosure. Please consider consolidating the repeated information.

15. Please explain how the policy of granting only directors of the Fund the option to purchase the remaining shares of convertible preferred stock, "after all over-subscriptions exercised by stockholders are honored in full," is consistent with the Section 23(b)(1) of the Company Act. Also, please explain why these subscription rights should not simply expire after all shareholders have exercised over-subscription options.

Description of Convertible Preferred Stock – *Conversion Right* (Page 21)

16. Disclosure in this section states "we may, at our option" convert the convertible preferred stock to common stock. Please disclose who makes the conversion decision (*e.g.,* the Board of Directors, the adviser, etc.). Also, this conversion is later referred to as "automatic." Please delete the term "automatic" because the conversion is optional.

17. Regarding the conversion, which occurs if the net asset value of the Fund's common stock reaches $20 per share, please explain why there is a conversion price (currently blank) for the common stock. The offering suggests that upon conversion, shareholders of the convertible preferred stock will receive three shares of common stock regardless of the common stock's market price.

Use of Proceeds (Page 32)

18. Since the adviser reserves the right to extend the investment period for up to six months, please explain the reasons for the extension. *See* Guide 1 to Form N-2.

About the Fund (Page 33)

19. Please state whether the investment objective is a fundamental policy. *See* Item 8.2.a. to Form N-2.

20. Since the Fund may engage in short sales, please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93.j (May 1, 2010).

Fundamental Investment Restrictions (Page 35)

21. Fundamental investment policies restrictions (1) and (3) appear to be duplicates. Please revise accordingly.

Management – Directors and Executive Officers (Page 37)

22. Regarding the table heading "Interested Director Nominees" please explain why the interested directors are referred to as "nominees."

Board Composition and Leadership Structure (Page 41)

23. Please provide disclosure as to why the Fund has determined that its leadership structure is appropriate. *See* Item 18.5(a) to Form N-2.

Management Fees (Page 46)

24. Please disclose how derivatives will be valued for purposes of "total assets." Confirm that the Fund will not use notional value for purposes of calculating "total assets."

Part C – Other Information

25. Please provide an updated legality opinion that opines on the legality of each of the securities that the Fund is registering. *See* SEC Staff Legal Bulletin No. 19 (Oct. 14, 2011).

General Comments

26. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

27. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

28. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

29. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

30. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

31. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

32. Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6706.

Sincerely,

Bo J. Howell
Staff Attorney

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